Exhibit 99.1

Date: 10/02/2010	530-8th Avenue SW, 6th floor Calgary AB, T2P 3S8 www.computershare.com

To:	All Canadian Securities Regulatory Authorities
New York Stock Exchange
Securities and Exchange Commission

Subject: TELUS Corporation

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Shareholders for the subject Issuer:

Meeting Type :	Annual and Special Meeting
Record Date for Notice of Meeting :	18/03/2010
Record Date for Voting (if applicable) :	18/03/2010
Meeting Date :	05/05/2010
Meeting Location (if available) :	Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON - CANADIAN	87971M103	CA87971M1032
COMMON - NON-CANADIAN	87971M996	CA87971M9969
NON-VOTING	87971M202	CA87971M2022

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for TELUS Corporation

Cc:	TELUS Corporation
Audrey Ho, SVP, Chief General Counsel and Corporate Secretary